UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number: 000-54260

First Potash Corp.
(Translation of registrant's name into English)

Suite 110, 3040 N. Campbell Avenue, Tucson, Arizona USA 85719
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for the Three and Nine Months Ended November 30, 2012

99.2	Management Discussion and Analysis for the Three and Nine Months Ended November 30, 2012

99.3	Certification of Interim Filings - CEO

99.4	Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST POTASH CORP.
(Registrant)

Date: January 29, 2013	By:	/s/ Aryn Gruneisen

	Name:	Aryn Gruneisen
	Title:	Corporate Secretary